EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106
(816) 472-1700
Via EDGAR Transmission

July 31, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

Re:	EPR Properties
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-13561

Dear Mr. Gordon:
Set forth below is the response of EPR Properties (the "Company," "EPR," "we," "us" or "our"), to the comment letter, dated July 22, 2013 (the "Comment Letter"), of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comment from the Comment Letter in bold typeface followed by the Company's response thereto. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the Comment Letter from the Staff.

Accounting for Acquisitions, page 63

1.
We have reviewed your response to our comment and your proposed disclosure. Please provide us with an analysis of the acquisitions you have made in the past three years, and whether or not those acquisitions were treated as asset acquisitions or business combinations. For each of these transactions, tell us whether properties were purchased vacant, partially leased, fully leased or whether you entered into a lease in conjunction with the purchase, and what impact this had on your accounting. For the transactions accounted as asset acquisitions, please tell us if you allocate any value to in-place leases, and tell us the amount of transaction costs you have capitalized.

Response:

The attached schedule contains the requested information.

Please note that, EPR reviews the provisions of FASB Accounting Standards Codification Topic 805 on Business Combinations ("Topic 805") to determine whether an acquisition should be treated as a business combination or an asset acquisition and applies the definition of the term "business" and related guidance set forth in Topic 805 to the transaction. If the assets acquired do not meet the definition of a business under Topic 805, EPR accounts for the transaction as an asset acquisition. If the assets acquired meet the definition of a business under Topic 805, thereby making the acquisition a business combination, EPR applies the acquisition method for a business combination as provided for in Topic 805. In accordance with our policies, we account for (1) acquired vacant properties, (2) acquired single tenant properties when we sign a new lease or leases at the time of acquisition, and (3) acquired single tenant properties that have an existing long-term triple-net lease or leases (greater than 7 years) as asset acquisitions. Acquisitions of properties with shorter-term leases or properties with multiple tenants that require business-related activities to manage and maintain the properties (i.e. those properties that involve a process) are treated as business combinations.

As previously stated, Topic 805 defines the term "business" as "[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants." Topic 805 sets forth additional guidance on what constitutes a business and provides that a business is comprised of three elements: input; process; and output. Topic 805 defines the first element, input, as "[a]ny economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it." Topic 805 defines the second element, process, as "[a]ny system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs." Topic 805 provides examples of what constitutes a process, which include "strategic management processes, operational processes, and resource management processes," but which typically exclude "[a]ccounting, billing, payroll, and other administrative systems." With respect to the third element, output, Topic 805 provides that outputs are created by the combination of the first two elements (i.e. inputs and processes applied to those inputs), but are not required for an integrated set to qualify as a business.

EPR reviews the detailed definitions of inputs, processes and outputs for each acquisition. Typically, EPR acquires single occupancy, special purpose properties that are leased at the time of property acquisition under new long-term triple-net leases that lack a process. Under a triple-net lease, the lessee is responsible for paying all expenses associated with operating and maintaining the property in addition to rent. These expenses include taxes, insurance, utilities and maintenance expense. The lessee under a triple-net lease generally is also responsible for maintenance capital expenditures. If EPR acquires multiple properties in one transaction, these properties are usually leased to one tenant under a long-term master triple-net lease or if separate leases are entered into, each lease generally contains a cross-default provision pursuant to which a default under one lease would result in a default under each other lease with that operator. In each of these cases, EPR is not operating such properties and there is no process.

Accordingly, when we (1) acquire vacant properties, (2) acquire single tenant properties when we sign a new lease or leases at the time of acquisition, and (3) acquire single tenant properties that have an existing long-term triple-net lease or leases (greater than 7 years), EPR acquires no operations at the properties and there is no process. Therefore, the criteria to qualify as a business under Topic 805 are not met. Separately, as demonstrated in the accompanying schedule, our property acquisitions do not typically involve the acquisition of in-place leases.

We will clarify our disclosure on Accounting for Acquisitions to explain the difference between the accounting for asset acquisitions versus business combinations in our next Annual Report on Form 10-K. Included below are the three proposed paragraphs that would replace the first two existing paragraphs:

Accounting for Acquisitions

Upon acquisition of real estate properties, the Company determines if the acquisition meets the criteria to be accounted for as a business combination. Accordingly, the Company accounts for (1) acquired vacant properties, (2) acquired single tenant properties when a new lease or leases are signed at the time of acquisition, and (3) acquired single tenant properties that have an existing long-term triple-net lease or leases (greater than 7 years) as asset acquisitions. Acquisitions of properties with shorter-term leases or properties with multiple tenants that require business related activities to manage and maintain the properties (i.e. those properties that involve a process) are treated as business combinations.

Costs incurred for asset acquisitions and development properties, including transaction costs, are capitalized. For asset acquisitions, the Company allocates the purchase price and other related costs incurred to the real estate assets acquired based on recent independent appraisals and management judgment.

If the acquisition is determined to be a business combination, the Company records the fair value of acquired tangible assets (consisting of land, building, tenant improvements, and furniture, fixtures and equipment) and identified intangible assets and liabilities (consisting of above and below market leases, in-place leases, tenant relationships and assumed financing that is determined to be above or below market terms) as well as any noncontrolling interest. In addition, acquisition-related costs in connection with business combinations are expensed as incurred. Costs related to such transactions, as well as costs associated with terminated transactions, are included in the accompanying Consolidated Statements of Income as transaction costs. Transaction costs expensed totaled $[X] million, $0.4 million and $1.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The remainder of the disclosure in this section is expected to remain the same.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (816) 472-1700, or Craig L. Evans, our outside securities counsel, at (816) 691-3186, if you have any questions regarding this submission.

Very truly yours,
EPR PROPERTIES
/s/ Mark A. Peterson

Mark A. Peterson
Senior Vice President, Chief Financial Officer and Treasurer

cc:        David M. Brain
President and Chief Executive Officer
EPR Properties

Gregory K. Silvers
Executive Vice President and Chief Operating Officer
EPR Properties
Neil E. Sprague
Senior Vice President, General Counsel and Secretary
EPR Properties
Craig L. Evans
Stinson Morrison Hecker LLP

EPR Properties (EPR)
Analysis of Asset Acquisitions and Business Combinations
Per Request in SEC Comment Letter Dated July 22, 2013

Note: The following is an analysis of the properties that were acquired from January 1, 2010 to July 30, 2013 and are considered asset acquisitions or business combinations. It does not include development of properties, investments in mortgage notes (including direct financing leases) or investments in joint ventures which in aggregate represent almost 60% of our investment spending during this period.

Description	Treatment Under Topic 805	Description of Leasing Situation at Acquisition	Transaction Costs Amount and Treatment

Acquisition of 7 entertainment properties, 3 recreation properties and 2 education properties in 12 separate transactions between January 1, 2010 and July 30, 2013. All properties leased pursuant to long-term, triple-net leases. Under a triple-net lease, the lessee is responsible for paying all expenses associated with operating and maintaining the property in addition to rent. These expenses include taxes, insurance, utilities and maintenance expense. The lessee under a triple-net lease generally is also responsible for maintenance capital expenditures. Total investment was approximately $115 million.
	Asset Acquisition	Leases were executed at time of acquisition. Value was assigned to rental properties based on purchase price and transaction costs capitalized.	$1.2 million capitalized

Acquisition on March 4, 2010 of one multi-tenant entertainment retail center in Toronto, Ontario, Canada (Toronto Dundas Square) and a related signage business. Total investment was approximately $205 million.
	Business Combination	Property was partially leased. Assigned rental property value, in place lease values and above/below market leases based on an independent appraisal.	$7.3 million expensed

Acquisition on June 10, 2010 of 12 theatre properties leased to Cinemark USA pursuant to long-term, triple-net leases. Under a triple-net lease, the lessee is responsible for paying all expenses associated with operating and maintaining the property in addition to rent. These expenses include taxes, insurance, utilities and maintenance expense. The lessee under a triple-net lease generally is also responsible for maintenance capital expenditures. The leases contain cross-default provisions pursuant to which a default under one lease would result in a default under each other lease. Total investment was approximately $124 million.
Asset Acquisition
Properties were under existing leases with approximately 8 years remaining. Value was assigned to land and building based on purchase price and transaction costs capitalized. No value was assigned to in place leases. In any event, management believes that the difference between the amortization of in place leases versus the depreciation of the building would be immaterial to EPR's financial statements given that the value assigned to in place leases would not be significant. Leasing theatre properties typically do not require the landlord to pay leasing commissions, tenant allowances or other lease up costs that other retail properties would require, and solid locations such as these are readily able to be leased.
$839 thousand capitalized